Reply to the Attention of:	Elizabeth McGregor
Direct Line:	775-448-5818
Fax:	775-825-8938
Email:	emcgregor@tahoeresources.com

November 16, 2016

Via email

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Attention:       Rufus Decker, Accounting Branch Chief, Office of Beverages, Apparel and Mining

Re:	TAHOE RESOURCES INC. (the "Company")
Form 40-F for Fiscal Year Ended December 31, 2015
Response dated September 14, 2016
File No. 001-35531

Dear Mr. Decker:

On October 28, 2016, we provided a response to the comment letter dated September 28, 2016 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the "Commission" or the "SEC") concerning the above captioned Form 40-F. The Staff subsequently made a telephonic requests on November 10, 2016 for additional information. We submit this letter in response to such requests.

Below please find our further response to your questions.

Response

At the Staff’s request, the Company has calculated depletion expenses by including in the depletable base only (i) proven and probable reserves and (ii) 2P plus the inferred mineral resource included in the Company’s current life-of-mine plan for the periods requested. In each case, the numerator is equal to the net book value of the depletable base and the denominator is equal to the gold ounces corresponding to such net book value.

We have provided separately to the Staff a confidential Financial Disclosure Schedule providing this information for the periods noted below.

Phone: 775.448-5800	|	Fax: 775.825.8938
5310 Kietzke Lane, Suite 200	|	Reno Nevada 89511 USA

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Historical quarter ended June 30, 2016

Depletion expense at the Timmins mine based on historical figures for the three months ended June 30, 2016 with and without the inclusion of the inferred resources and the costs related to those ounces;

Earnings before income taxes for the three months ended June 30, 2016;
Historical quarter ended September 30, 2016

Depletion expense at the Timmins mine based on historical figures for the three months ended September 30, 2016 with and without the inclusion of the inferred resources and the costs related to those ounces;

Earnings before income taxes for the three months ended September 30, 2016;
Budgeted quarter ending December 31, 2016

Depletion expense at the Timmins mine based on budgeted expectations for the quarter ending December 31, 2016 with and without the inclusion of the inferred resources and the costs related to those ounces;

Earnings before income taxes for the three months ending December 31, 2016;
Historical and Budgeted Year ending December 31, 2016

Depletion expense at the Timmins mine based on budgeted expectations for the year ending December 31, 2016 with and without the inclusion of the inferred resources and the costs related to those ounces;

Earnings before income taxes for the year ending December 31, 2016

We hereby confirm the Company has requested confidential treatment of the above-referenced Financial Disclosure Schedule under Rule 83 of the Securities Act of 1933, as amended, by separate letter to the Commission.

Response

Regarding the ultimate conversion rate of ounces currently in the inferred resource, the projected annual conversion rate of inferred resources included in life-of-mine plans to proven (measured) and/or probable (indicated) reserves of between 40% and 60% is based on drill programs undertaken throughout the year. The ultimate conversion rate for the total inferred resource to be included in the life-of-mine plan over the life of mine is expected to be significantly higher as mine development and drill programs progress in future years and is likely to be approximately 90%. However, the projected annual conversion rate and the ultimate conversion rate are forward looking statements and based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions related to the ultimate conversion rate include, among other things: the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of gold and other metals; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; and the exchange rates among the Canadian dollar and United States dollar.

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I trust this response satisfactorily answers your questions. Please let me know if you have any further comments relating to these subjects.

Sincerely,

/s/ Elizabeth McGregor
Vice President and Chief Financial Officer

c: Cassandra Joseph, Associate General Counsel, Tahoe Resources Inc.